Exhibit 100.1

For Immediate Release

Press Contacts:
                                                                                                      Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
                  ir@nice.com

The NICE Actimize “Customer Due Diligence Market Survey” Finds 61 Percent of Financial
Institutions Are Impacted By CDD/KYC Regulatory Changes

Data quality and availability, and reliance on manual processes, were highlighted as among the institutions’ greatest operational challenges

NEW YORK – June 29, 2015 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of financial crime, risk and compliance software for the financial services industry, has found that 61 percent of financial institutions are affected by Know-Your-Customer (KYC) regulatory changes and have noted an impact on their compliance operations in a number of areas, according to a new market survey it conducted.

The NICE Actimize “Customer Due Diligence (CDD) Market Survey” conducted in May 2015 identified the top KYC/CDD operational challenges and priorities of the respondents. More than one-third of the institutions noted that data quality and availability was one of their top operational challenges relating to their current CDD/KYC program, followed closely by reliance on manual processes and maintaining their existing IT infrastructure. Other challenges mentioned included addressing new risk scenarios, lack of clarity from regulators, and difficulty with enforcing risk policies.

More than 30 percent of the institutions said that developing training programs for their existing staff related to their KYC/CDD programs was a top operational priority for the next 12-18 months, followed by improving data management and data quality, and streamlining end-to-end CDD/KYC processes and automation through investments in new technologies. Implementing improvements in their data management strategies was also cited as a short-term objective by the institutions surveyed. Other operational priorities cited in the market survey included the consolidation of KYC/CDD programs and real-time risk assessment at onboarding.

NICE Actimize conducted its online Anti-Money Laundering (AML) “Customer Due Diligence Market Survey” among 381 anti-money laundering compliance professionals representing financial services firms from multiple geographies, institution sizes, and types. About half of the respondents came from retail/consumer financial institutions or commercial/corporate banks.

“These survey findings reflect an AML compliance environment that demonstrates an increasingly aggressive regulatory enforcement activity along with larger penalties and fines,” said Joe Friscia, President of NICE Actimize. “Financial institutions have clearly moved AML risk management higher on their priority list, and KYC/CDD is core to those concerns.”

Conducted through a variety of industry AML channels, nearly half the survey respondents came from financial institutions across North America, with EMEA comprising 19 percent and APAC comprising 13 percent of the total survey respondents. About 25 percent of the institutions surveyed had assets greater than $100 billion, 27 percent of the institutions surveyed had assets between $100B and $5B, and the rest (48 percent) had less than $5B in assets. More than half the respondents had CDD (including KYC, EDD and CIP) as a primary job function, with 24 percent of the total having transaction monitoring duties as their primary job function.

NICE Actimize recently launched its new Actimize CDD Suite, the first enterprise-ready, out-of-the-box solution that addresses “branch to bank” customer risk, while managing requirements for due diligence and entity monitoring regulations.

Qualified media outlets may obtain the full research results by contacting cindy.morgan-olson@niceactimize.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real-time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE’s solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.